Exhibit 99.1

May 29, 2024

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Results of Postal Ballot by remote e-voting process and Proceedings of the meeting

Further to our letter dated April 29, 2024, please find enclosed the Scrutinizer’s Report along with proceedings of the meeting held by way of postal ballot through remote e-voting process on May 29, 2024 for the following ordinary resolutions:

a) Appointment of Mr. Srinivas Pallia (DIN: 10574442) as Whole-Time Director in the capacity of Chief Executive Officer and Managing Director on the Board of Wipro Limited (the “Company”); and

b) Approval for payment of cash compensation to Mr. Thierry Delaporte (DIN: 08107242), former Chief Executive Officer and Managing Director of the Company.

The aforesaid resolutions has been passed by shareholders through postal ballot by remote e-voting process with requisite majority.

For Wipro Limited

M Sanaulla Khan

Company Secretary

SCRUTINIZER’S REPORT

[Pursuant to Section 110 of the Companies Act, 2013 read with Rule 22 of the

Companies (Management and Administration) Rules, 2014]

To,

The Chairman,

Wipro Limited

Doddakannelli,

Sarjapur Road,

Bengaluru - 560035

Sir,

1.	The Board of Directors of the Company at its meeting held on April 19, 2024, appointed me as a Scrutinizer for scrutinizing the postal ballot voting including e-voting process.

2.	I submit my report as under:

As per General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021, 03/2022 dated May 05, 2022, 11/2022 dated December 28, 2022 and 09/2023 dated September 25, 2023 in relation to “Clarification on passing of ordinary and special resolutions by Companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by COVID - 19” issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”), the Company has sent the Postal Ballot Notice dated April 19, 2024 on April 29, 2024 by email only to the members whose email ids were available with the Company / Registrar and Share Transfer Agent (RTA).

The notice of postal ballot was sent to the members whose name(s) appeared on the Register of Members / list of Beneficial Owners as received from National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) as on cut-off date i.e., Friday, April 19, 2024.

2.1	Particulars of votes cast through electronic means only have been entered in the register separately maintained for the purpose.

2.2	Since there was no voting by physical postal ballot form, the question of keeping them under my safe custody before commencing the scrutiny does not arise.

2.3	The votes cast through electronic means were unblocked on May 29, 2024 at 05.04 P.M.

2.4	Votes cast through electronic means were scrutinized and the shareholding was matched / confirmed with the Register of Members of the Company / list of beneficiaries as on Friday, April 19, 2024.

2.5	Votes cast through electronic means up to 5.00 PM of May 29, 2024, being the last time and date fixed by the Company for voting through electronic means were considered for my scrutiny.

2.6

Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot form received after due date and up to the date of this report does not arise.

2.7	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot forms returned undelivered also does not arise.

2.8	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on finding of defaced or mutilated ballot paper too does not arise.

3.	A summary of votes cast through electronic means is given in Annexure-I.

4.	I have emailed all the e-registers and records relating to e-voting for the safe custody to the Company Secretary.

5.	You may accordingly declare the result of e-voting done by the members of the Company on the ordinary resolutions mentioned in the Postal Ballot Notice dated April 19, 2024.

Thanking you,

For V SREEDHARAN & ASSOCIATES

(Pradeep B Kulkarni)

Partner

FCS: 7260; CP No.7835

Address: Plot No. 293, #201, 2nd Floor, 10th Main Road

3rd Block, Jayanagar, Bengaluru-560011

Date: May 29, 2024 Place:

Bengaluru

UDIN: F007260F000491073

Peer Review Certificate Number: 5543/ 2024

Annexure I

Wipro Limited

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru - 560035

Summary of votes cast through electronic means for the Ordinary resolution mentioned in the Postal Ballot Notice dated April 19, 2024

1.	Appointment of Mr. Srinivas Pallia (DIN: 10574442) as the Chief Executive Officer and Managing Director of the Company – Ordinary Resolution

Particulars	E-Voting		% of total paid-up equity capital as on cut-off date (i.e., 19/04/2024) (5,22,52,64,376 Equity Shares)
	No. of members voted through e- voting system	No. of votes cast through e-voting system. (Equity Shares of Rs. 2/- each)
(a) Total e-votes received	7,293	4,65,56,57,461	89.10
(b) Less: Invalid e-votes (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	272	5,76,84,184	1.10
(c) Net valid e-votes* (as per register)	7,021	4,59,79,73,277	88
(d) e-votes with assent for the Resolution as a percentage of net valid e-votes	6,608	4,58,99,83,398	99.83
(e) e-votes with dissent for the Resolution as a percentage of net valid e-votes	440	79,89,879	0.17

*	The total of row (d) and (e) for the column, No. of members voted through e-voting system is not equal to the row (c) for said column, as 27 members have voted both in favour and against.

2.	Approval for payment of cash compensation to Mr. Thierry Delaporte (DIN:08107242), former Chief Executive Officer and Managing Director of the Company. – Ordinary Resolution

Particulars	E-Voting		% of total paid-
	No. of members voted through e-voting system	No. of votes cast through e-voting system. (Equity Shares of Rs. 2/- each)	up equity capital as on cut-off date (i.e., 19/04/2024) (5,22,52,64,376 Equity Shares)
(a) Total e-votes received	7,293	4,65,56,57,461	89.10
(b) Less: Invalid e-votes (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	381	27,12,04,204	5.19
(c) Net valid e-votes* (as per register)	6,912	4,38,44,53,257	83.91
(d) e-votes with assent for the Resolution as a percentage of net valid e-votes	5,259	3,93,25,81,594	89.69
(e) e-votes with dissent for the Resolution as a percentage of net valid e-votes	1,697	45,18,71,663	10.31

*	The total of row (d) and (e) for the column, No. of members voted through e-voting system is not equal to the row (c) for said column, as 44 members have voted both in favour and against.

WIPRO LIMITED

PROCEEDINGS OF THE RESOLUTIONS PASSED BY WAY OF POSTAL BALLOT BY REMOTE E-VOTING PROCESS BY MEMBERS OF THE COMPANY ON MAY 29, 2024.

At its meeting held on April 19, 2024, the Board of Directors (“Board”) of the Company approved the proposal to conduct a Postal Ballot pursuant to Sections 108, 110 and other applicable provisions, if any, of the Company’s Act 2013, Rule 20 and Rule 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020 and 09/2023 dated September 25, 2023 issued by the Ministry of Corporate Affairs (“MCA Circulars”) to seek approval of the Members for the following ordinary resolutions:

1.	Appointment of Mr. Srinivas Pallia (DIN: 10574442) as the Chief Executive Officer and Managing Director of the Company

2.	Approval for payment of cash compensation to Mr. Thierry Delaporte (DIN: 08107242), former Chief Executive Officer and Managing Director of the Company

The Board appointed Mr. V. Sreedharan/Mr. Pradeep B. Kulkarni, Partners of V. Sreedharan & Associates, Practicing Company Secretaries, as the Scrutinizer for conducting the Postal Ballot only through the e-voting process in a fair and transparent manner. The e-voting facility to Members was provided through KFin Technologies Limited, the Registrar and Share Transfer Agent. The e-voting period commenced at 9.00 A.M IST on Tuesday, April 30, 2024 and ended at 5.00 P.M IST on Wednesday, May 29, 2024. A newspaper advertisement as required under the Companies Act, 2013 was published in Business Standard - all editions and Kannada Prabha (regional newspaper- Kannada Language) newspapers on May 1, 2024.

The Scrutinizer submitted his report on postal ballot by remote e-voting process to the Chairman of the Company on May 29, 2024. Summary of the Scrutinizer’s Report is as under:

1.

As per General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021, 03/2022 dated May 05, 2022, 11/2022 dated December 28, 2022 and 09/2023 dated September 25, 2023 in relation to “Clarification on passing of ordinary and special resolutions by Companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by COVID - 19” issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”), the Company has sent the Postal Ballot Notice dated April 19, 2024 on April 29, 2024 by email only to the members whose email ids were available with the Company / Registrar and Share Transfer Agent (RTA). The notice of postal ballot notice was sent to the members whose name(s) appeared on the Register of Members/list of Beneficial Owners as received from National Securities Depository Limited (NSDL)/Central Depository Services (India) Limited (CDSL) as on cut-off date i.e., Friday, April 19, 2024.

2.	Particulars of votes cast through electronic means only have been entered in the register separately maintained for the purpose.

3.	The votes cast through electronic means were unblocked on May 29, 2024, at 5:04 P.M.

4.	Votes cast through electronic means were scrutinized and the shareholding was matched/confirmed with the Register of Members of the Company/ list of beneficiaries as on Friday, April 19, 2024.

5.	Votes cast through electronic means up to 5.00 PM of May 29, 2024 being the last time and date fixed by the Company for voting through electronic means were considered for my scrutiny.

6.

Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot form received after due date and up to the date of this report does not arise.

Based	on the analysis of valid votes, the Scrutinizer submitted his report dated May 29, 2024, to the Chairman of the Company.

The details of voting on the ordinary resolutions as per the Scrutinizer’s report are as under:

1.	Appointment of Mr. Srinivas Pallia (DIN: 10574442) as the Chief Executive Officer and Managing Director of the Company

RESOLVED THAT pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013 and the rules made thereunder (including any statutory modification or re-enactment thereof) and the Articles of Association of the Company, Mr. Srinivas Pallia (DIN: 10574442) who was appointed as an Additional Director of the Company with effect from April 7, 2024 and who holds office till the date of the Annual General Meeting in terms of Section 161 of the Companies Act, 2013, and in respect of whom the Company has received a notice in writing from a member proposing his candidature for the office of Director pursuant to Section 160 of the Companies Act, 2013, be and is hereby appointed as a Director of the Company, liable to retire by rotation.

RESOLVED FURTHER THAT pursuant to the provisions of Sections 196, 197, 198, 203 and other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 read with Schedule V of the Companies Act, 2013 (including any statutory modification or re-enactment thereof), and subject to the approval of the Central Government, as may be required, the consent of the Members be and is hereby accorded for the appointment of Mr. Srinivas Pallia (DIN: 10574442) as the Chief Executive Officer and Managing Director of the Company, to hold office for a period of five years with effect from April 7, 2024 to April 6, 2029, on the terms and conditions of appointment including payment of remuneration with effect from April 7, 2024 as below:

Remuneration:

a) Basic Pay: In the range of USD 1,750,000 per annum to USD 3,000,000 per annum.

b) Target Variable Pay: In the range of USD 1,750,000 per annum to USD 3,000,000 per annum. The actual payout will vary based on the organization level achievement on parameters of revenue & profit, and such other criteria as may be determined by the Board of Directors, from time to time.

The variable pay program may be changed or modified in part or full thereof from time to time, at the sole discretion of the Board.

c) Long-term Incentive: Stock compensation through grant of American Depository Shares (ADS) Restricted Stock Units (ADS RSUs) and ADS Performance Stock Units (ADS PSUs) aggregating to an amount USD 4,000,000, consisting of ADS RSUs worth of USD 1,400,000 and ADS PSUs worth of 2,600,000 as per details below:

i. Vesting schedule of RSUs and PSUs: 25% on May 2, 2025, 25% on May 2, 2026 and 50% on May 2, 2027

ii. Vesting of PSUs shall be subject to achievement of revenue, margin, and free cash flow targets as per Company policy, and such other criteria as may be determined by the Board of Directors, from time to time.

iii. The stock compensation is aimed at promoting a culture of ownership by providing an opportunity to share in future growth and profitability of the Company, which would thereby lead to improved engagement, motivation, and retention.

d) Any other stock grant as may be determined by the Board/Nomination and Remuneration Committee, from time to time.

Other Perquisites and Benefits

e) Personal Accident Insurance, Group Life Insurance: Personal accident insurance cover and Group life insurance cover is as per the Company policy.

f) Reimbursement of medical expenses for self, spouse, and dependent children up to maximum of one month’s basic pay as per the Company policy. In addition, Mr. Srinivas Pallia will be entitled to medical insurance and annual health check-up as per Company policy.

g) Leave with full pay and allowance as per Company policy.

h) Reimbursement of travel, stay and entertainment expenses actually and properly incurred in the course of business as per Company policy.

i) The appointment may be terminated by either party by giving notice to the other party of such termination or paying salary in lieu of notice period as mentioned below:

•

If the agreement is terminated by the Chief Executive Officer and Managing Director, he is required to give prior written notice of six months to the Company or pay to the Company six months’ base pay in lieu of the notice.

•	If the agreement is terminated by the Company, the Company is required to pay to the Chief Executive Officer and Managing Director severance pay equivalent of 12 months’ base pay.

j) The Chief Executive Officer and Managing Director shall not be entitled to sitting fees for attending the meetings of the Board of Directors or Committees thereof.

k) The Chief Executive Officer and Managing Director shall be subject to retirement by rotation.

l) Minimum Remuneration: Notwithstanding anything to the contrary herein contained where in any financial year during the tenure of the Chief Executive Officer and the Managing Director, the Company has no profits, or its profits are inadequate, the Company will pay remuneration by way of salary including perquisites and allowances as specified under Section II of Part II of Schedule V to the Companies Act, 2013.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to revise, enhance, alter and vary from time to time the terms and conditions of the appointment and/or remuneration based on the recommendation of the Nomination and Remuneration Committee in such manner as may be agreed to by the Board of Directors within the maximum amounts payable to the Directors in terms of the provisions of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force).

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to do all such acts, deeds and things and execute all such documents, instruments and writings as may be required and to delegate all or any of its powers herein conferred to any Committee of Directors or Director(s) to give effect to the aforesaid resolutions.

Result of voting through Postal Ballot by remote e-voting was as follows:

Particulars	E-Voting		% of total paid-up equity capital as on cut-off date (i.e., 19/04/2024) 5,22,52,64,376 Equity Shares)
	No. of member voted through e-voting system	No. of votes cast (Equity Shares of Rs. 2/- each)
e-votes with assent for the Resolution as a percentage of net valid shares polled	6,608	4,58,99,83,398	99.83
e-votes with dissent for the Resolution as a percentage of net valid shares polled	440	79,89,879	0.17

2.	Approval for payment of cash compensation to Mr. Thierry Delaporte (DIN: 08107242), former Chief Executive Officer and Managing Director of the Company

RESOLVED THAT pursuant to the provisions of Sections 197, 198, and other applicable provisions of the Companies Act, 2013, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 read with Schedule V of the Companies Act, 2013, and pursuant to the recommendation of the Nomination and Remuneration Committee and the Board of Directors, approval of the Members of the Company be and is hereby accorded to make a payment of USD 4.33 Million in the form of cash compensation and applicable social security contributions, subject to appropriate deductions, to Mr. Thierry Delaporte who resigned as Chief Executive Officer and Managing Director of the Company with effect from close of business hours on April 6, 2024.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to do all such acts, deeds and things and execute all such documents, instruments and writings as may be required and to delegate all or any of its powers herein conferred to any Committee of Directors or Director(s) to give effect to the aforesaid resolutions.

Result of voting through Postal Ballot by remote e-voting was as follows:

Particulars	E-Voting		% of total paid-up
	No. of member voted through e-voting system	No. of votes cast (Equity Shares of Rs. 2/- each)	equity capital as on cut-off date (i.e., 19/04/2024) 5,22,52,64,376 Equity Shares)
e-votes with assent for the Resolution as a percentage of net valid shares polled	5,259	3,93,25,81,594	89.69
e-votes with dissent for the Resolution as a percentage of net valid shares polled	1,697	45,18,71,663	10.31

The Chairman noted the results of voting as stated above and it was declared and recorded that the ordinary resolutions as set out in the Notice of Postal Ballot dated April 19, 2024 were duly passed by the Members on Wednesday, May 29, 2024 with requisite majority.

For Wipro Limited

M Sanaulla Khan

Company Secretary